DOREL INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of financial conditions and results of operations (“MD&A”) should be read in conjunction with the consolidated financial statements for Dorel Industries Inc. (“Dorel” or “the Company”) for fiscal years ended December 30, 2007 and 2006 (“the Consolidated  Financial Statements”), as well as with the notes to the Consolidated Financial Statements. All financial information contained in this MD&A and in the Company’s Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the U.S. dollar as the reporting currency. Any non-GAAP financial measures referred to in this MD&A are clearly identified and reconciled to GAAP as necessary. Unless otherwise indicated, all figures are in U.S. dollars. This MD&A is current as of March 10, 2008.

Additional information relating to the Company filed with the Canadian securities regulatory authorities, including the Company’s Annual Information Form (“AIF”), and with the U.S. Securities and Exchange Commission are to be available within the prescribed filing deadlines on-line at www.sedar.com and www.sec.gov respectively.

Corporate Overview

The Company’s head office is based in Montreal, Quebec, Canada. In addition to the facilities described below, the Company’s subsidiaries have North American showrooms in Toronto, Ontario and High Point, North Carolina. In total, the Company operates in seventeen countries with sales made throughout the world and employs approximately 4,600 people. Dorel’s ultimate goal is to satisfy consumer needs while achieving maximum financial results for its shareholders. The Company’s growth has resulted from both increasing sales of existing businesses and by acquiring businesses that management believes add value to the Company.

Strategy

Dorel is a world class juvenile products and bicycle company.  Established in 1962, Dorel creates style and excitement in equal measure to safety, quality and value. The Company’s lifestyle leadership position is pronounced in both its Juvenile and bicycle categories with an array of trend-setting products.  In the Juvenile segment, Dorel’s powerfully branded products such as Quinny, Maxi-Cosi, Safety 1st and Bébé Confort have shown the way to safety, originality and fashion.  Similarly, its highly popular brands such as Schwinn, GT and Mongoose have made Dorel a principal player in the bicycle marketplace.  Dorel’s Home Furnishings segment markets a wide assortment of furniture products, both domestically produced and imported.   The Company exerts relentless innovation and marketing flair across all of its divisions.

As part of that strategy, subsequent to year-end, on February 4, 2008, the Company acquired all the outstanding shares of  Cannondale Bicycle Corporation, a leading designer, developer and manufacturer of high-end bicycles. With significant operations in the United States and Holland, as well as locations in Switzerland, Japan and Australia, Cannondale is widely regarded as the bike industry's leading innovator.  Cannondale’s handcrafted bicycles have won numerous design awards and are sold in over 70 countries. This acquisition expands Dorel’s Recreational / Leisure segment to include a significant presence in the Independent Bike Dealer (IBD) network. Additionally, forming part of Cannondale is the Sugoi Performance Apparel division located in Canada.  Sugoi products are used worldwide by runners, cyclists, tri-athletes and fitness enthusiasts.   Cannondale sales in 2007 were approximately $200 million.

Within each of the three segments, there are several operating divisions or subsidiaries. Each is operated independently by a separate group of managers. Senior management of the Company coordinates the businesses of all segments and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

Dorel conducts its business through a variety of sales and distribution arrangements. These consist of salaried employees; individual agents who carry the Company's products on either an exclusive or non-exclusive basis; individual specialized agents who sell products, including Dorel's, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ their own sales force. While retailers carry out the bulk of the advertising of Dorel’s products, all of the segments advertise and promote their products through the use of advertisements in specific magazines, multi-product brochures and other media outlets.

Dorel believes that its commitment to providing a high quality, industry-leading level of service has allowed it to develop successful and mutually beneficial relationships with major retailers. A high level of customer satisfaction has been achieved by fostering particularly close contacts between Dorel’s sales representatives and clients. Permanent, full-service agency account teams dedicated exclusively to certain major accounts have been established. These dedicated account teams provide these customers with the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.

In addition to quality products and dedicated customer service, strong consumer brands are an important element of Dorel’s strategy. As examples, in North America, Dorel’s Schwinn product line carries one of the most recognized brand names in the sporting goods industry. Safety 1st is a highly regarded Dorel brand in the North American juvenile products market. In Europe, Bébé Confort is universally recognized and has superior brand awareness in France. Throughout Europe the Maxi-Cosi brand has become synonymous with quality car seats. These brands, and the fact that Dorel has a wide range of other brand names, allows for product and price differentiation within the same product categories. Product development is the final element of Dorel’s past and future growth.  Dorel has invested heavily in this area, focusing on innovation, quality, safety and speed to market with several design and product development centres. Over the past two years, Dorel has spent over $42 million on new product development.

Operating Segments

Juvenile Products

The Juvenile Products (“Juvenile”) segment operates in North America, Europe and Australia. Dorel Juvenile Group (“DJG”) USA’s operations in the United States are headquartered in Columbus, Indiana with facilities in Foxboro, Massachusetts and Ontario, California. As well as being the headquarters, all North American manufacturing and car seat engineering is based in Columbus. Products are conceived, designed and developed at the Canton location. Dorel Distribution Canada is located in Montreal, Quebec and sells to customers throughout Canada. The principal brand names in North America are Cosco and Safety 1st. In addition, items in North America are sold under a licensing agreement with the well-recognized Eddie Bauer brand name. Dorel Europe is headquartered in Cholet, France and major product design facilities are located both in Cholet and Helmond, Holland. Sales operations along with manufacturing and assembly facilities are located in France, Holland and Portugal. In addition, sales and/or distribution subsidiaries are located in Italy, Spain, the United Kingdom, Germany, Belgium and Switzerland. In Europe, products are marketed under the brand names Bébé Confort, Maxi-Cosi, Quinny, Monbébé, Babidéal, Baby Relax and Safety 1st.  In Australia, Dorel is the majority shareholder in IGC Dorel (“IGC”) which manufactures and distributes its products under several local brands, the most prominent of which are Bertini and Mother’s Choice. Going forward IGC is expected to carry many of the brands that are popular in North America and Europe, broadening their sales range. In addition, many of Dorel’s divisions sell products to customers which are marketed under various house brand names.

The Juvenile segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids. Dorel is among the three largest juvenile products companies in North America along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc. In Europe, Dorel is also one of the largest juvenile products companies, competing with companies such as Britax, Peg Perego, Chicco, Bugaboo, Jane and Graco, as well as several smaller companies. Within its principal categories, Dorel’s combined juvenile operations make it the largest juvenile products company in the world.

In North America, the majority of juvenile sales are made to mass merchants, department stores and hardware/home centres, where consumers’ priorities are safety and quality at reasonable prices. Therefore sales to this channel are focused on entry level to mid-price point products. Using innovative product designs, higher-end price points are also being serviced by these customers, representing additional sales opportunities for the segment. In Europe, Dorel sells products across all price points from entry-level to high-end juvenile products. However, with its well recognized brand names and superior product quality, the majority of European sales are made to major European juvenile product chains along with boutiques and smaller stores. In Australia, sales are made to both large retailers and specialist stores. In 2007, this segment accounted for 53 % of Dorel’s revenues.

Recreational/Leisure

This segment is the Pacific Cycle division and is based in Madison, Wisconsin with U.S. distribution centers in California and Illinois, and global distribution partners in several markets around the world. Pacific Cycle is the leading supplier of bicycles in North America and an expert in the design, marketing and distribution of high quality, branded bicycles. Pacific has extended this expertise to other recreational products such as swing sets, motor scooters, jogging strollers, ride-on toys and other products within the outdoor recreation category. Best known for its Schwinn, Mongoose and GT bicycle brands, the Company also markets products under the Roadmaster, InStep, Pacific, Schwinn Motor Scooters, PlaySafe, Powerlite and Murray labels. Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing. Pacific was one of the first to source such product from Asia and today industry production of this range of products has shifted almost entirely overseas.

Pacific Cycle in the U.S. participates in the $75 billion recreational products industry comprised of sports and fitness equipment, footwear, apparel, and recreational transport items including bicycles, pleasure boats and RVs.  Within the recreational products market, the U.S. bicycle industry accounts for an estimated $5.5 billion in retail sales annually, of which approximately $2.3 billion represents bicycles while the remainder represents parts and accessories. Over the past several years, the overall U.S. bicycle market has been stable despite variations such as the rise in popularity of mountain bikes in the late 1990s and the spike in road bikes sales in the early 2000s. During this period the mass merchant channel has captured a greater share of the market. Purchasing patterns are generally influenced by economic conditions, weather and seasonality. Principal competitors include Huffy, Dynacraft, Trek, Giant, Specialized and Raleigh.

Distribution of its brands in the U.S. is enabled through its strong relationships with high volume retailers, particularly in the mass merchant channel. Pacific Cycle has garnered an industry-leading share of total U.S. bicycle sales by capitalizing on the continued growth of this sales channel. Pacific’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. Additionally, Pacific licenses its brand names on bicycles internationally, which is an important revenue stream for the Company. In the United States, Pacific’s brands are licensed for use on other products such as clothing and bike accessories. In 2007, the Recreational/Leisure segment accounted for 21% of Dorel’s revenues.

As discussed, subsequent to year-end the Cannondale Bicycle Corporation (“Cannondale”)  was acquired.    Headquartered in Bethel, Connecticut and with facilities in five other countries, the total value of the all-cash transaction will be $190 to $200 million, subject to Cannondale’s earnings results for the year ending June 30, 2008.  In order to clearly delineate the business between mass merchant customers and the Independent Bike Dealer (“IBD”) network of smaller bicycle stores, the Company’s Recreational/Leisure segment is being split into two distinct operating divisions. The IBD retail channel will be serviced by the newly created Cannondale Sports Group which will focus exclusively on this category with the premium-oriented brands Cannondale, Sugoi, GT and others. Pacific Cycle will remain a stand-alone division with an exclusive focus on mass merchant customers.

Home Furnishings

The Home Furnishings segment consists of Ameriwood Industries (“Ameriwood”), as well as Cosco Home & Office (“Cosco”), Dorel Home Products (“DHP”) and Dorel Asia. Ameriwood specializes in ready-to-assemble (RTA) furniture, both manufactured and imported, and is headquartered in Wright City, Missouri. Significant manufacturing and distribution facilities are located in Tiffin, Ohio and Cornwall, Ontario. Brand names used by Ameriwood are Ameriwood, Ridgewood, Charleswood, Altra, Carina and SystemBuild. Cosco is located in Columbus, Indiana and the majority of its sales are of metal folding furniture, step stools and ladders.  In addition to selling under its own brand, Cosco has a licensing agreement with Samsonite to sell to distributors within the commercial office equipment market. Cosco also has a small home healthcare business, selling products under the Cosco Ability Care Essentials and Adepta brand names. DHP sells both manufactured and imported futons and Dorel Asia specializes in sourcing finished goods from the Orient for sale in North America.

Over the past several years, in many of the product categories within the Home Furnishings and furniture industries, there has been a shift from domestic production to imported product. Dorel has also followed this trend and today the Company’s home furnishings offerings are often sourced from overseas. RTA furniture is manufactured and packaged as component parts and is assembled by the consumer and by its nature, is a reasonably priced alternative to traditional wooden furniture. Many RTA wood furniture items are still manufactured in North America as the manufacturing process is machine intensive and avoids the cost of container freight.

Home furnishings are sold mainly to mass merchants, office superstores and hardware/home centres. Dorel believes it is now the second largest producer of RTA furniture in North America. The Company’s principal RTA competitor is Sauder Woodworking as during the year two traditional competitors, Bush and O’Sullivan either ceased sales of RTA furniture or closed entirely. Besides Sauder, the Home Furnishings industry segment in which Dorel competes is characterized by a large number of smaller competitors. As such, there is little market share information available that would help determine the Company’s size or performance in relation to these competitors. In 2007, this segment accounted for 26% of Dorel’s revenues.

Significant Events in 2007

On February 28, 2007, the Company acquired a 55% interest in Australian company IGC (Australia) Pty Ltd (“IGC”). Operating as In Good Care, IGC is a manufacturer and distributor of juvenile products in Australia and New Zealand. The Company paid cash consideration of $2.7 (AUD $3.4) million in return for the 55% controlling interest and refinanced IGC’s debt in the amount of $7.4 (AUD$9.4) million through its existing credit facilities. The acquisition was recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. It now operates as IGC Dorel Pty Ltd.

On March 7, 2007 the Company announced its intention to voluntarily delist its Class B Subordinate Voting Shares (the “Class B Shares”) from the NASDAQ Global Market. The Company filed a notification of removal from listing on the NASDAQ Global Market on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2007. The withdrawal of the Class B Shares from listing was effective 10 days after the filing of this notice. Accordingly, the Class B Shares were suspended from trading on the NASDAQ Global Market as of market open on March 19, 2007 and the Class B Shares were delisted from the NASDAQ Global Market on March 29, 2007.

With the delisting of the Class B Shares from the NASDAQ Global Market, the Company continues to file or furnish reports with the SEC. However, the Company intends, if permitted under the rules of the SEC, to terminate the registration of the Shares with the SEC. The delisting of the Shares from the NASDAQ Global Market has not affected the listing of the Class B Shares on the Toronto Stock Exchange and the Class B Shares have continued to trade on the Toronto Stock Exchange after the NASDAQ Global Market delisting became effective. This de-registration is expected to occur on March 31, 2008.

For the first time in its history, on March 12, 2007, the Board of Directors declared a quarterly dividend of twelve and one half cents (US$0.125) per share on the Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units of the company.  This dividend was the first of an ongoing quarterly dividend policy paying US$0.50 per share per annum.  As this policy began during the year, a total of three dividends were paid in 2007, totaling $12.5 million.

In May of 2007 it was announced that the majority of manufacturing operations at the Company’s Dowagiac, Michigan RTA furniture manufacturing facility would be suspended.  As sourcing from overseas continues to grow in importance, the production capacity required to support the market place necessitated the suspension of operations there.  Therefore as of July 31, 2007 approximately 170 of the 215 member workforce located there were affected. As a result of the closure, the Company now produces domestic RTA product at its Tiffin, Ohio and Cornwall, Ontario plants.

Operating Results

Operating results in both 2007 and 2006 include costs related to the closure of production facilities necessitated by a shift of domestic production to overseas suppliers. Details of these closures are as follows:

The closure of the Company’s Dowagiac, Michigan RTA furniture manufacturing facility in 2007 followed a similar closure in 2005 of the Company’s Wright City, Missouri facilities.  Both closures were necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. As such, results for 2007 and 2006 include the following amounts pertaining to these closures:

	2007	2006
	(‘000)	(‘000)
Building and equipment write-downs	$ 5,727	$ –
Employee severance and termination benefits	613	–
Contract termination costs	534	–
Other associated costs	60	–
Recorded as Restructuring costs	6,934	–
Move of inventory, equipment and other expenses (in Cost of sales)	130	831
Inventory markdowns (in Cost of sales)	3,877	(91)
Total	$ 10,941	$ 740

In the fourth quarter of 2006, Dorel Europe initiated restructuring activities affecting the Juvenile Segment. Significant operational changes related to the production facilities in Telgate, Italy and Cholet, France are being implemented. These restructuring initiatives are expected to be completed by 2008 and result in cumulative restructuring charges now expected to total approximately $14.7 million.  The Company recorded $8.2 million in charges for 2007 and $4.0 million in charges for 2006, consisting of the following:

	2007	2006
	(‘000)	(‘000)
Employee severance and termination benefits	$ 6,887	$ 2,871
Building, machinery and equipment write-downs	1,052	1,286
Net curtailment losses (gains) on defined benefit pension plans	264	(486)
Curtailment gain on compensation liabilities	(318)	–
Gains on sale of machinery & equipment	(432)	–
Other associated costs	122	–
Recorded as restructuring costs	7,575	3,671
Inventory markdowns (in Cost of sales)	668	329
Total	$ 8,243	$ 4,000

As a result of these restructuring costs incurred in both 2007 and 2006, the Company is including in this MD & A the following non-GAAP financial measures; “adjusted gross margin”, “adjusted earnings from operations”, “adjusted pre-tax income”, “adjusted net income” and “adjusted net income per diluted share”. The Company believes this results in a more meaningful comparison of its core business performance between the periods presented.  These non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.  Contained within this MD & A are reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP:

Following is a selected summary of Dorel’s operating results on an annual and quarterly basis.

Selected Financial Information (all tabular figures are in thousands except per share amounts)

	Operating Results for the Years ended December 30:
	2007		2006		2005
	$	% of revenues	$	% of revenues	$	% of revenues
Revenues	$ 1,813,672	100.0%	$ 1,771,168	100.0%	$ 1,760,865	100.0%
Net income	$ 87,492	4.8%	$ 88,865	5.0%	$ 91,322	5.2%
Cash dividends declared per share	$ 0.375		NIL		NIL
Earnings per share:
Basic	$ 2.63		$ 2.70		$ 2.78
Diluted	$ 2.63		$ 2.70		$ 2.77
Amount of restructuring costs included in the year based on diluted earnings per share	$ 0.38		$ 0.10		$ 0.19

Operating Results for the Quarters Ended
	31-Mar-07	30-Jun-07	30-Sep-07	30-Dec-07

Revenues	$ 455,669	$ 459,035	$ 440,115	$ 458,853
Net income	$ 27,939	$ 10,845	$ 26,360	$ 22,348
Earnings per share:
Basic	$ 0.85	$ 0.32	$ 0.79	$ 0.67
Diluted	$ 0.85	$ 0.32	$ 0.79	$ 0.67
Amount of restructuring costs included in the quarter based on diluted earnings per share	$ 0.04	$ 0.27	$ 0.02	$ 0.05

Operating Results for the Quarters Ended
	31-Mar-06	30-Jun-06	30-Sep-06	30-Dec-06

Revenues	$ 451,024	$ 435,914	$ 436,300	$ 447,930
Net income	$ 24,181	$ 17,936	$ 25,073	$ 21,675
Earnings per share:
Basic	$ 0.74	$ 0.55	$ 0.76	$ 0.66
Diluted	$ 0.74	$ 0.55	$ 0.76	$ 0.66

Amount of restructuring costs included in the quarter based on diluted earnings per share	$ 0.01	$ 0.00	$ 0.00	$ 0.08

Seasonality

Though operating segments within Dorel may vary in their seasonality, for the Company as a whole variations between quarters are not significant as illustrated below.

Revenues by Quarter by Segment
HomeFurnishings
Juvenile
Recreational/Leisure
Total Revenues
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
QTR 1 2005
QTR 2 2005
QTR 3 2005
QTR 4 2005
QTR 1 2006
QTR 2 2006
QTR 3 2006
QTR 4 2006
QTR 1 2007
QTR 2 2007
QTR 3 2007
QTR 4 2007
Quarter

Income Statement – Overview

 2007 versus 2006

Tabular Summaries

Variations in revenue across the Company segments:

	Fourth Quarter				Year
	2007	2006	Increase (decrease)		2007	2006	Increase (decrease)
			$	%			$	%
Juvenile	$ 247,983	$ 225,698	$ 22,285	9.9%	$ 963,572	$ 888,534	$ 75,038	8.4%
Recreational / Leisure	85,836	76,945	8,891	11.6%	374,783	340,696	34,087	10.0%
Home Furnishings	125,034	145,287	(20,253)	(13.9%)	475,317	541,938	(66,621)	(12.3%)
Total Revenues	$ 458,853	$ 447,930	$ 10,923	2.4%	$ 1,813,672	$ 1,771,168	$ 42,504	2.4%

Principal changes in earnings:

	4th Qtr	Year-to-Date
Earnings from operations by Segment:
Juvenile increase - excluding restructuring costs	$ 4,779	$ 18,414
Recreational / Leisure (decrease) increase	(103)	6,960
Home Furnishings increase (decrease) - excluding restructuring costs	1,775	(3,755)
Restructuring costs decrease (increase)	1,517	(14,444)
Total earnings from operations increase	7,968	7,175
Lower interest costs	1,815	6,433
Variation in income taxes	(5,660)	(7,727)
Other	(3,450)	(7,254)
Total increase (decrease) in net income	$ 673	$ (1,373)

Note that detailed analyses of segmented annual results are presented within the discussions that follow this overview.

2007 versus 2006

Non-GAAP Reconciliation tables

	Results for the year ended December 30, 2007
	As reported	Restructuring Costs	Adjusted, Excluding Costs
TOTAL REVENUE	$ 1,813,672	$ -	$ 1,813,672
EXPENSES
Cost of sales	1,375,418	(4,675)	1,370,743
Selling, general and administrative expenses	244,798	-	244,798
Depreciation and amortization	39,844	-	39,844
Research and development costs	9,009	-	9,009
Restructuring costs	14,509	(14,509)	-
Interest on long-term debt	23,782	-	23,782
Other interest	(316)	-	(316)
	1,707,044	(19,184)	1,687,860

Income before income taxes	106,628	19,184	125,812

Income taxes	19,136	6,584	25,720

NET INCOME	$ 87,492	$ 12,600	$ 100,092
EARNINGS PER SHARE
Basic	$ 2.63	$ 0.38	$ 3.01
Diluted	$ 2.63	$ 0.38	$ 3.01
SHARES OUTSTANDING
Basic - weighted average	33,285,990	33,285,990	33,285,990
Diluted - weighted average	33,293,248	33,293,248	33,293,248

	Results for the year ended December 30, 2006
	As reported	Restructuring Costs	Adjusted, Excluding Costs
TOTAL REVENUE	$ 1,771,168	$ -	$ 1,771,168
EXPENSES
Cost of sales	1,363,421	(1,069)	1,362,352
Selling, general and administrative expenses	228,765	-	228,765
Depreciation and amortization	36,969	-	36,969
Research and development costs	8,169	-	8,169
Restructuring costs	3,671	(3,671)	-
Interest on long-term debt	29,594	-	29,594
Other interest	305	-	305
	1,670,894	(4,740)	1,666,154

Income before income taxes	100,274	4,740	105,014

Income taxes	11,409	1,580	12,989

NET INCOME	$ 88,865	$ 3,160	$ 92,025
EARNINGS PER SHARE
Basic	$ 2.70	$ 0.10	$ 2.80
Diluted	$ 2.70	$ 0.10	$ 2.80
SHARES OUTSTANDING
Basic - weighted average	32,860,375	32,860,375	32,860,375
Diluted - weighted average	32,860,760	32,860,760	32,860,760

For fiscal 2007, Dorel recorded revenues of $1,814 million an increase of 2.4% over 2006. Increases in revenues occurred in the Juvenile segment and Recreational / Leisure segment which more than offset declines in Home Furnishings. The Juvenile segment is the only segment in which foreign exchange rate variations in both the Euro and the Canadian dollar versus the U.S. dollar can significantly affect revenue figures. In 2007 the U.S. dollar was significantly weaker versus both the Euro and Canadian dollar and as such, reported revenues were positively impacted by $42.3 million.  Additionally, 2007 includes the results of IGC Dorel, the Australian company that was acquired during the year, adding another $26.0 million to revenues. Therefore excluding these two factors, organic sales actually declined by 1.5%.

Gross margins for the year were 24.2%, an improvement of 120 basis points from 23.0% last year. While Home Furnishings margins remained consistent with the prior year, both Juvenile and Recreational / Leisure segment margins improved over 2006. The Juvenile improvement was due to slightly higher margins in Europe whereas the Recreational / Leisure segment margins improved as 2006 included a $3.5 million reserve taken against specific bicycle inventory. Note that gross margins were maintained despite an environment of rising raw material costs in North America, Europe and Asia.

Selling, general and administrative expenses increased from 2006 levels by $16.0 million to $244.8 million in 2007 from $228.8 million in 2006. The major reasons for the increase were higher costs in Europe, as a result of continued sales growth and the impact of the stronger Euro on expenses. Other increases were due to the inclusion of IGC Dorel in 2007, higher stock based compensation expenses and higher legal fees. Offsetting these increases was a decline in total product liability costs which were $18.9 million in 2007 versus $28.7 million in 2006.

Total interest costs in 2007 were $23.5 million versus $29.9 million in 2006. The Company’s average interest rate on its long-term borrowings and revolving facilities in 2007 was approximately 6.4%, consistent with the average of 6.7% in 2006. Income before income taxes was $106.6 million in 2007 versus $100.3 million in 2006. Adjusted income before taxes and restructuring costs was $125.8 million in 2007 versus $105.0 million, an increase of $20.8 million or 19.8%. As a percentage of revenue, this represents adjusted pre-tax income of 6.9% in 2007 and 5.9% in 2006.

As a multi-national company, Dorel is resident in numerous countries and therefore subject to different tax rates in those various tax jurisdictions and by the application of income tax treaties between various countries. As such, significant variations from year to year in the Company’s combined tax rate can occur. In 2007 the Company’s effective tax rate was 17.9% as compared to 11.4% in 2006. The reasons for the increase in the effective tax rate in 2007 were twofold. First, a greater proportion of earnings occurred in higher tax rate jurisdictions in 2007 versus 2006 and second, unlike in 2006, the Company was unable to recognize certain tax losses.

The Company’s statutory tax rate is 33%. The variation from 33% to 17.9% can be explained as follows:

	$	%
PROVISION FOR INCOME TAXES	$ 35,187	33.0%
ADD (DEDUCT) EFFECT OF:
Difference in effective tax
rates of foreign subsidiaries	(20,247)	(19.0%)
Recovery of income taxes arising from
the use of unrecorded tax benefits	(3,362)	(3.2%)
Change in valuation allowance	3,806	3.6%
Non-deductible items	2,227	2.1%
Change in future income taxes
resulting from changes in tax rates	(580)	(0.5%)
Effect of foreign exchange	518	0.5%
Other – net	1,587	1.4%
ACTUAL PROVISION FOR INCOME TAXES	$ 19,136	17.9%

Net income for the full year amounted to $87.5 million or $2.63 per share fully diluted, compared to 2006 net income of $88.9 million or $2.70 per diluted share. Excluding restructuring costs adjusted net income for 2007 was $100.1 million, or $3.01 per diluted share and for 2006 was $92.0 million, or $2.80 per diluted share.

Fourth quarter 2007 versus 2006

	Results for the fourth quarter ended December 30, 2007
	As reported	Restructuring Costs	Adjusted, Excluding Costs
TOTAL REVENUE	$ 458,853	$ -	$ 458,853

EXPENSES
Cost of sales	348,236	(753)	347,483
Selling, general and administrative expenses	62,035	-	62,035
Depreciation and amortization	10,635	-	10,635
Research and development costs	2,581	-	2,581
Restructuring costs	1,753	(1,753)	-
Interest on long-term debt	5,106	-	5,106
Other interest	(79)	-	(79)
	430,267	(2,506)	427,761

Income before income taxes	28,586	2,506	31,092

Income taxes	6,238	859	7,097

NET INCOME	$ 22,348	$ 1,647	$ 23,995
EARNINGS PER SHARE
Basic	$ 0.67	$ 0.05	$ 0.72
Diluted	$ 0.67	$ 0.05	$ 0.72
SHARES OUTSTANDING
Basic - weighted average	33,397,192	33,397,192	33,397,192
Diluted - weighted average	33,397,773	33,397,773	33,397,773

	Results for the fourth quarter ended December 30, 2006
	As reported	Restructuring Costs	Adjusted, Excluding Costs
TOTAL REVENUE	$ 447,930	$ -	$ 447,930

EXPENSES
Cost of sales	341,223	(353)	340,870
Selling, general and administrative expenses	62,614	-	62,614
Depreciation and amortization	9,868	-	9,868
Research and development costs	1,459	-	1,459
Restructuring costs	3,671	(3,671)	-
Interest on long-term debt	6,771	-	6,771
Other interest	71	-	71
	425,677	(4,024)	421,653

Income before income taxes	22,253	4,024	26,277

Income taxes	578	1,329	1,907

NET INCOME	$ 21,675	$ 2,695	$ 24,370
EARNINGS PER SHARE
Basic	$ 0.66	$ 0.08	$ 0.74
Diluted	$ 0.66	$ 0.08	$ 0.74
SHARES OUTSTANDING
Basic - weighted average	32,861,107	32,861,107	32,861,107
Diluted - weighted average	32,861,757	32,861,757	32,861,757

Revenues for the fourth quarter were $458.9 million compared to $447.9 million a year ago, an increase of 2.4%. As for the full year, increases in revenues in the Juvenile and Recreational / Leisure segments more than offset declines in Home Furnishings. Net income for the fourth quarter was $22.3 million, an increase from $21.7 million in 2006. Earnings per share for the quarter were $0.67 fully diluted, compared to $0.66 per share in the fourth quarter the previous year. The fourth quarter of 2007 includes $2.5 million of restructuring costs whereas 2006 included $4.0 million of similar costs. Excluding these restructuring costs, adjusted net income was $24.0 million in 2007 versus $24.4 million in 2006. Adjusted diluted earnings per share were $0.72 in 2007, compared to $0.74 in 2006.

Revenues in the fourth quarter within the Juvenile segment were up in 2007, increasing by 9.9% over 2006. This increase was in Europe where organic sales growth was just over 10%. In U.S. dollars this increase was 24.3% due to the stronger Euro and British Pound in 2007. These strong gains compensated for a decline in North American revenues. Lower sales volumes and a slightly less favourable product mix in North America caused gross margins to decrease slightly from 30.6% in 2006 to 29.5% in 2007. Selling, general and administrative (“S, G & A”) costs decreased slightly in the quarter to $35.0 million from $36.8 million in 2006. This decline was due to lower product liability costs in the quarter which offset other increases, principally in Europe which were due to higher sales activity and the impact of the stronger Euro. The quarter also included $2.2 million of restructuring costs incurred in Europe. Therefore overall earnings from operations increased by 34.2% over 2006 due to the combined greater sales volumes along with a decline in S, G & A costs.

Recreational / Leisure segment revenues in the fourth quarter of 2007 increased by 11.6%.  This increase was consistent with the increases experienced throughout the year as this segment recovered from a disappointing 2006. The increase was in both the mass market and IBD channels, with the majority coming from several key mass customers. The increased volume included the sale of certain lower margin product, having the impact of reducing margins in the quarter by 160 basis points from 19.7% to 18.1%. S, G & A costs in 2007 as a percentage of revenues declined from 11.6% to 10.9% in 2007. In real dollars this represents an increase of $0.4 million. As a result the segment as a whole posted earnings consistent with 2006 at $5.8 million in 2007 versus $5.9 million in 2006.

Home Furnishing revenues continued their decline in 2007 and for the quarter decreased by 13.9% from 2006 levels. This decline was experienced at the Ameriwood and Cosco Home & Office divisions. The sales levels at Ameriwood were consistent with those throughout the year whereas at Cosco, the decrease was due to the fact that the fourth quarter of 2006 was particularly strong driven by success with its ladder program that year. Despite the lower sales volumes, gross margins for the segment increased by 200 basis points to 17.5% from 15.5% in 2006. As a result, gross margin dollars only declined by $0.7 million. The segments earnings increased by 16.7% in 2007, from $8.9 million to $10.4 million.

Home Furnishing S, G & A costs in the fourth quarter declined by $2.7 million from 2006 levels. The main reason is that the fourth quarter of 2006 included a charge of $4.5 million for anti-dumping duties imposed upon the Company by the United States Department of Commerce (“DOC”). These duties pertained to certain metal furniture imported from China into the United States that was subject to anti-dumping duties during the period between December 3, 2001 through May 31, 2003.  As such, the Company recorded an expense of $4.5 million related to the duty on such imports. In relation to this charge, the Company has a pending claim against a major international law firm that relates to a breach of professional duty by the law firm for its failure to timely file a request for an administrative review by the DOC of the duties imposed. As of December 30, 2007 this claim is still outstanding.

Interest costs were lower in 2007 by $1.8 million as a result of lower average borrowings. The Company’s income tax expense was $6.2 million in the fourth quarter of 2007 as compared to $0.6 million in 2006. The 2007 tax rate was 21.8% which was consistent with the annual rate. In 2006 that quarter’s earnings were generated in lower tax rate jurisdictions and certain higher tax rate jurisdictions incurred losses. As such the 2006 rate was unusually low at 2.6% of pre-tax income.

Segment Results

Effective January 2007, the Company’s electric ride-on toy business, previously sold and serviced by DJG USA in the Juvenile segment, has been transferred to Pacific Cycle in the Recreational / Leisure segment. To allow for better year-over-year comparability, all prior year comparative segmented revenue and earnings figures have been re-stated, adding these sales and related earnings to the Recreational / Leisure segment and removing them from the Juvenile segment. As such, for the fourth quarter, revenues of $1.8 million and earnings of $0.2 million have been re-classified. For the full year figures, revenues of $12.3 million and earnings of $1.6 million have been re-classified.

Juvenile

	2007		2006		Change
Juvenile	$ ('000)	% of sales	$ ('000)	% of sales	$ ('000)%

Revenues	$963,572	100.0%	$888,534	100.0%	$75,038	8.4%
Gross margin	295,324	30.6%	263,502	29.7%	31,822	12.1%
Selling, general and administrative expenses	143,043	14.8%	132,651	14.9%	10,392	7.8%
Depreciation and amortization	32,171	3.3%	29,849	3.4%	2,322	7.8%
Research and development	6,364	0.7%	5,331	0.6%	1,033	19.4%
Restructuring costs	7,575	0.8%	3,671	0.4%	3,904	106.4%
Earnings from operations	$106,171	11.0%	$ 92,000	10.4%	$14,171	15.4%

Juvenile Segment
Reconciliation of non-GAAP financial measures

	Year ended December 30, 2007
	As reported	Restructuring costs	Adjusted, Excluding Costs

Revenues	$ 963,572	$ -	$ 963,572
Cost of sales	668,248	(668)	667,580
Gross margin	295,324	668	295,992
Gross margin %	30.6%		30.7%
Selling, general and administrative expenses	143,043		143,043
Depreciation and amortization	32,171	-	32,171
Research and development	6,364	-	6,364
Restructuring costs	7,575	(7,575)	-
Earnings from operations	$ 106,171	$ 8,243	$ 114,414

Juvenile Segment
Reconciliation of non-GAAP financial measures

	Year ended December 30, 2006
	As reported	Restructuring costs	Adjusted, Excluding Costs

Revenues	$ 888,534	$ -	$ 888,534
Cost of sales	625,032	(329)	624,703
Gross margin	263,502	329	263,831
Gross margin %	29.7%		29.7%
Selling, general and administrative expenses	132,651		132,651
Depreciation and amortization	29,849	-	29,849
Research and development	5,331	-	5,331
Restructuring costs	3,671	(3,671)	-
Earnings from operations	$ 92,000	$ 4,000	$ 96,000

The Company’s Juvenile segment had the most successful year in its history as revenues reached almost $1 billion, finishing the year at $963.6 million. For the first time, earnings from operations exceeded $100 million and as a percentage of revenues were 11.0%. Restructuring costs in the Juvenile segment incurred as a result of the closure of facilities in Italy and France were $8.2 million in 2007 and $4.0 million in 2006. Excluding these restructuring costs, earnings in 2007 reached $114.4 million or 11.9% of revenues. The increase in revenues was driven by success in Europe where organic sales growth was 10.0%. Upon conversion to U.S. dollars this increase was 20.1% due to the greater strength of the Euro and the British Pound against the U.S. dollar. The sales growth in Europe was due to continued gains in car seats and strollers as the investments made in new product development proved successful. The majority of these increases were in the United Kingdom, Germany as well as several eastern European countries as this relatively new market continues to be penetrated. In North America, sales declined from 2006 levels as new product introductions in 2007 were not as well received by retailers as in the prior year.

Gross margins for the segment were 30.6% in 2007 as compared to 29.7% in 2006, due principally to an improvement in Europe. Selling, general and administrative costs increased over 2006 levels from $132.7 million to $143.0 million. The increase was due to higher costs in Europe due to greater sales activity and the higher rate of exchange in 2007, as well as the addition of the Australian business in the year. Offsetting these increases was a decline in product liability costs in the United States of $8.6 million. These costs totaled $16.6 million in 2007 and $25.2 million in 2006. Depreciation and amortization expense also increased in 2007 by a total of $2.3 million. Of this increase, $1.0 million was due to foreign exchange with the balance due to the 2007 acquisition of IGC Dorel and higher amortization of capitalized items due to increased spending on new product development.

Recreational/Leisure

	2007		2006		Change
Recreational / Leisure	$ ('000)	% of sales	$ ('000)	% of sales	$ ('000)%

Revenues	$374,783	100.0%	$340,696	100.0%	$ 34,087	10.0%
Gross margin $	72,948	19.5%	63,978	18.8%	8,970	14.0%
Selling, general and administrative expenses	38,260	10.2%	36,907	10.8%	1,353	3.7%
Depreciation and amortization	1,736	0.5%	1,079	0.3%	657	60.9%
Earnings from operations	$ 32,952	8.8%	$ 25,992	7.7%	$ 6,960	26.8%

Recreational / Leisure revenues increased 10.0% to $374.8 million in 2007 compared to $340.7 million a year ago. This increase was due to success in both the mass merchant and IBD sales channels as the segment recovered from a disappointing 2006. Additionally, sales were strong to certain warehouse club customers, a relatively new distribution channel for this segment. These increases came at both existing and new customers and were driven by bicycle sales, though other product lines continue to be explored and added in an attempt to diversify the sales of the segment.

Gross margins increased by 70 basis points in the year. However 2006 included a one-time $3.5 million inventory write-down in that year’s second quarter, therefore margins were in fact consistent with the prior year. This write-down had the impact of lowering margins by 100 basis points accounting for the majority of the increase in the current year. Selling, general and administrative expenses rose moderately from $36.9 million in 2006 to $38.3 million in 2007. However as a percentage of revenue this represents a decrease of 60 basis points as sales volume increases outpaced additional spending. These are the principal factors for the increase in earnings from operations from $26.0 million in 2006 to $33.0 million in 2007, an increase of $7.0 million or 26.8%.

Home Furnishings

	2007		2006		Change
Home Furnishings	$ ('000)	% of sales	$ ('000)	% of sales	$ ('000)%

Revenues	$ 475,317	100.0%	$541,938	100.0%	$(66,621)	(12.3%)
Gross margin $	69,982	14.7%	80,267	14.8%	(10,285)	(12.8%)
Selling, general and administrative expenses	37,358	7.9%	40,328	7.4%	(2,970)	(7.4%)
Depreciation and amortization	5,848	1.2%	5,948	1.1%	(100)	(1.7%)
Research and development	2,645	0.6%	2,838	0.5%	(193)	(6.8%)
Restructuring costs	6,934	1.5%	-	0.0%	6,934	-
Earnings from operations	$ 17,197	3.5%	$ 31,153	5.8%	$(13,956)	(44.8%)

Home Furnishings Segment
Reconciliation of non-GAAP financial measures

	Year ended December 30, 2007
	As reported	Restructuring costs	Adjusted, Excluding Costs

Revenues	$ 475,317	$ -	$ 475,317
Cost of sales	405,335	(4,007)	401,328
Gross margin	69,982	4,007	73,989
Gross margin %	14.7%		15.6%
Selling, general and administrative expenses	37,358		37,358
Depreciation and amortization	5,848	-	5,848
Research and development costs	2,645	-	2,645
Restructuring costs	6,934	(6,934)	-
Earnings from operations	$ 17,197	$ 10,941	$ 28,138

Home Furnishings Segment
Reconciliation of non-GAAP financial measures

	Year ended December 30, 2006
	As reported	Restructuring costs	Adjusted, Excluding Costs

Revenues	$ 541,938	$ -	$ 541,938
Cost of sales	461,671	(740)	460,931
Gross margin	80,267	740	81,007
Gross margin %	14.8%		14.9%
Selling, general and administrative expenses	40,328		40,328
Depreciation and amortization	5,948	-	5,948
Research and development costs	2,838	-	2,838
Restructuring costs	-	-	-
Earnings from operations	$ 31,153	$ 740	$ 31,893

As announced in May of 2007, Ameriwood intended to suspend operations at its Dowagiac, Michigan RTA plant. This occurred in July and resulted in the Company recording a pre-tax restructuring charge of $10.9 million, of which $4.0 million is grouped in cost of sales. Of the total amount, $9.6 million represents the write-down of building, equipment and inventory, a non-cash expense. The remaining $1.2 million is mainly for employee severance.

Home Furnishings revenues decreased by 12.3% to $475.3 from $541.9 million in 2006. Earnings from operations for the year were $17.2 million, a decline from $31.2 million the year before. Adjusted earnings from operations decreased 11.8% to $28.1 million from $31.9 million in 2006. In the second quarter of 2007, the Company recorded an insurance recovery in the amount of $2.2 million. This amount was the final portion of a claim settlement related to the Company’s business interruption insurance policy. The amount received was for additional production costs incurred due to a lack of board supply following a mid-2006 fire at one of the Company’s primary suppliers of particle board.

The slowdown in the U.S. housing industry that began in this year’s second quarter continued to impact sales for this segment. Of the year over year sales decline, the majority was in traditional furniture sold by the Ameriwood and Dorel Asia divisions. Gross margins for the segment improved slightly over 2006 levels with gains at Ameriwood offsetting slight declines at Cosco Home & Office, Dorel Home Products and Dorel Asia. Gross margins in 2007 remained consistent despite higher raw material costs and a stronger Canadian dollar which lowers the earnings of the segment’s two Canadian factories which service mostly U.S. based customers.

Selling, general and administrative costs decreased by $2.9 million from $40.3 million in 2006 to $37.4 million in 2007. As described earlier, this decrease was mostly due to 2006 including an amount of $4.5 million for anti-dumping duties imposed upon the Company by the United States Department of Commerce (“DOC”).  In 2007 the Company continued to pursue a claim against a major international law firm in relation to this case, and as result 2007 includes an incremental amount of $2.9 million for legal fees pertaining to that claim.

Balance Sheet

	Selected Balance Sheet Data as at December 30:
	2007	2006	2005
Total assets	$1,657,904	$1,627,406	$1,542,715

Long-term Financial Liabilities, excluding current portion:
Long-term debt	$ 192,385	$ 375,135	$ 439,634
Other long-term liabilities, including balance of sale amounts	$ 6,848	$ 7,719	$ 6,360

Certain of the Company’s working capital ratios are as follows:

	As at December 30,
	2007	2006
Quick ratio	0.74	0.92
Current ratio	1.63	1.98
# of Days in receivables	57.9	58.8
# of Days in inventory	85.0	86.6

The quick and current ratio declines are due to the classification of the Company’s $55.0 million Series “A” Senior Guaranteed Notes as current, as they are due in full in February 2008. The decrease in the number of days in inventory is a reflection of lower inventory levels in 2007 as inventory reduction programs were put in place and successfully realized. The balance sheet values used in the days in receivables and inventory ratios are done using quarterly average values so as to minimize the impact of unusual highs or lows at any one point in time. Net debt, defined as bank indebtedness, current  and long-term debt, less cash, decreased by $122.2 million in the year as cash flow generated by the Company was used to pay down debt. As of December 30, 2007, Dorel was compliant with all covenant requirements and expects to be so going forward.

There were no other significant changes to the financial position of the Company as at December 30, 2007. However, a substantial increase in the value of the Euro and British Pound versus the U.S. dollar has had the impact of increasing certain balance sheet values. The Company’s major subsidiaries are considered to be self-sustaining. As such, any foreign exchange fluctuations on conversion of non-U.S. functional currency subsidiaries to the U.S. dollar are reflected in the increase in the Company’s Accumulated Other Comprehensive Income account, which is grouped in Shareholders’ Equity. This amount has increased from $63.9 million as at December 30, 2006 to $106.9 million as of December 30, 2007.

Also, the acquisition of IGC Dorel further distorts the comparison of the Company’s financial position as at December 30, 2007 versus 2006. For a more accurate interpretation of the Company’s change in financial position, readers are asked to consult the Consolidated Statement of Cash Flow which does not include these two sources of variation when comparing the opening and closing periods. The Company’s $55.0 million Series “A” Senior Guaranteed Notes were due in full and paid in February 2008. Therefore, as at December 30, 2007, this amount has been classified as current as opposed to long-term. This amount was paid from the Company’s revolving bank loan facilities.

Liquidity and Capital Resources

Cash Flow

Free cash flow, a non-GAAP financial measure,  was $116.2 million in 2007 versus $83.4 million in 2006, detailed as follows:

	2007	2006	Change

Cash flow from operations before changes in non-cash working capital:	$ 142,858	$ 136,123	$ 6,735
Change in:
Inventories	13,137	(39,752)	52,889
Accounts receivable	19,811	188	19,623
Accounts payable and other liabilities	(23,707)	10,810	(34,517)
Income taxes	15,367	(1,701)	17,068
Prepaid expenses	(126)	1,053	(1,179)

Cash provided by operating activities	167,340	106,721	60,619
Plus (less):
Dividends paid	(12,524)	-	(12,524)
Additions to property, plant & equipment – net	(22,269)	(14,334)	(7,935)
Deferred development costs	(14,470)	(10,628)	(3,842)
Intangible assets	(1,871)	(2,034)	163
Funds held by ceding insurer	-	3,647	(3,647)

FREE CASHFLOW (1)	$ 116,206	$ 83,372	$ 32,834

(1) “Free cash flow” is a non-GAAP financial measure and is defined as cash provided by operating activities less dividends paid, additions to property, plant & equipment, deferred development costs and intangibles, plus or minus variations in  funds held by ceding insurer.

During 2007, cash flow from operations, before changes in working capital, increased by $6.7 million. After changes in non-cash working capital items, cash flow from operations increased by $60.6 million. The majority of this improvement came from inventory reduction programs that were put in place in 2007. As a result the net change from inventory alone was $52.9 million. The other variations in working capital balances, such as accounts receivable, accounts payable and income taxes, were a function of timing as opposed to significant changes in trends. Capital expenditures on property, plant and equipment, deferred development costs and intangible assets totalled $38.6 million in 2007, compared to $27.0 million in 2006.  Note that the 2006 figure is net of proceeds of $4.2 million received in connection with  the sale of certain of the Company’s Wright City, Missouri buildings, whereas proceeds on disposal of capital assets was an immaterial amount in 2007. Therefore the true increase in capital expenditure spending year over year was $7.4 million. The majority of this was in the area of new product development.

As of December 30, 2007, Dorel was compliant with all covenant requirements and expects to be so going forward.  During the year, the Company renegotiated the terms of its unsecured revolving credit facility. This facility was extended to July 1, 2010 and provides for an annual one-year extension. The borrowing availability under this facility decreased to $325 million from the availability as at December 30, 2006 of $425 million. The credit agreement was also amended to include an accordion feature allowing the Company to have access to an additional $200 million on a revolving basis, if required. Subsequent to year end, with the acquisition of Cannondale, the Company used $150 million of this availability. The remaining $50 million under the accordion feature remains available to the Company.

Contractual Obligations

The following is a table of a summary of the contractual obligations of the Company as of December 30, 2007:

Contractual Obligations	Total	less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt repayments	$ 255,291	$ 62,906	$ 165,912	$ 26,473	$ -
Interest payments (1)	33,760	12,970	17,866	2,924	-
Net operating lease commitments	87,546	24,326	31,372	19,988	11,860
Purchase obligations	22,902	17,236	5,666	-	-
Capital addition purchase commitments	6,121	6,121	-	-	-
Minimum payments under licensing agreements	2,630	1,822	808	-	-
Total contractual obligations	$ 408,250	$ 125,381	$ 221,624	$ 49,385	$ 11,860

(1) Interest payments on revolving bank loans assume no debt reduction other than the balance due in full in July 2010 and are calculated using the interest rate in effect as at December 30, 2007. Interest payments on the Company’s notes are as specified in the related note agreements.

The Company does not have significant contractual commitments beyond those reflected in the consolidated balance sheet, the commitments in Note 18 to the Consolidated Financial Statements or those listed in the table above.

For purposes of this table, contractual obligations for the purchases of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or variable price provisions; and the approximate timing of the transaction. With the exception of those listed above, the Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short term expected requirements. Therefore, not included in the above table are Dorel’s outstanding purchase orders for raw materials, finished goods or other goods and services which are based on current needs and are fulfilled by our vendors on relatively short timetables.

As new product development is vital to the continued success of Dorel, the Company must make capital investments in research and development, moulds and other machinery, equipment and technology. It is expected that the Company will invest at least $25.0 million over the course of 2008 to meet its new product development and other growth objectives. The Company expects its existing operations to be able to generate sufficient cash flow to provide for this and other requirements as they arise throughout the year.

Over and above long-term debt in the contractual obligation table, included in the Company’s long-term liabilities are the following amounts:

Pension and post-retirement benefit obligations: As detailed in Note 15 of the Consolidated Financial Statements, this amount of $20.9 million pertains to the Company's pension and post-retirement benefit plans. Contributions expected to be made and benefits expected to be paid under this plan in 2008 approximate $2.5 million.

Other long-term liabilities consist of:
Government mandated employee savings plans in Europe, the majority of which are due after five years	$ 5,420
A restructuring provision in connection with Dorel Europe expected to be disbursed over the next two years	147
Other liabilities due in more than one year	1,281
$ 6,848

Off-Balance Sheet Arrangements

In addition to the contractual obligations listed above, the Company has certain off-balance sheet arrangements and commitments that have financial implications, specifically contingent liabilities, guarantees, and commercial and standby letters of credit. The Company’s off-balance sheet arrangements are described in Notes 18 and 19 to the Consolidated Financial Statements for the year ended December 30, 2007.

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees and the result of these reviews are considered in assessing the adequacy of Dorel’s reserve for possible credit and guarantee losses.

Derivative Financial Instruments

As a result of its global operating activities, Dorel is subject to various market risks relating primarily to foreign currency exchange rate risk. In order to reduce or eliminate the associated risks, the Company uses various derivative financial instruments such as options, futures and forward contracts to hedge against adverse fluctuations in currency.  The Company’s main source of foreign currency exchange rate risk resides in sales and purchases of goods denominated in currencies other than the functional currency of each of Dorel’s subsidiaries. In fact, the Company’s financial debt mainly consists of notes issued exclusively in U.S. dollars, for which no foreign currency hedging is required. Short-term credit lines and overdrafts commonly used by Dorel’s subsidiaries are in the currency of the borrowing entity and therefore carry no exchange-rate risk. Inter-company loans/borrowings are economically hedged as appropriate, whenever they present a net exposure to exchange-rate risk.

As such, derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted transactions. Dorel does not hold or use derivative financial instruments for trading or speculative purposes.

The Company does not apply hedge accounting to foreign exchange contracts. The fair values, average rates and notional amounts of derivatives and the fair values and carrying amounts of financial instruments are disclosed in Note 14 of the Consolidated Financial Statements.  The Company recorded net foreign exchange gains in the amount of $0.7 million in 2007 and $0.5 million in 2006.

Critical Accounting Estimates

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A complete list of all relevant accounting policies is listed in Note 2 to the Consolidated Financial Statements.

The Company believes the following are the most critical accounting policies that affect Dorel’s results as presented herein and that would have the most material effect on the financial statements should these policies change or be applied in a different manner:

•

Goodwill and certain other indefinite life intangible assets: Goodwill and certain other intangible assets have indefinite useful lives and as such, are not amortized to income. Instead, the Company must determine at least once annually whether the fair values of these assets are less than their carrying value, thus indicating impairment. The Company uses either the discounted cash flows valuation method or external valuations based on a market approach and makes assumptions and estimates in a number of areas, including future cash flows, appropriate multiples of earnings of comparable companies and discount rates.

•

Product liability: The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure. The estimated product liability exposure is calculated by an independent actuarial firm based on historical sales volumes, past claims history and management and actuarial assumptions. The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2007. Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

•

Pension plans and post retirement benefits:  The costs of pension and other post-retirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefit obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates.

•

Allowances for sales returns and other customer programs: At the time revenue is recognized certain provisions may also be recorded, including returns and allowances, which involve estimates based on current discussions with applicable customers, historical experience with a particular customer and/or product, and other relevant factors. Historical sales returns, allowances, write-offs, changes in our internal credit policies and customer concentrations are used when evaluating the adequacy of our allowance for sales returns. In addition, the Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, promotions, advertising allowances and other volume-based incentives. Historical sales data, agreements, customer vendor agreements, changes in internal credit policies and customer concentrations are analyzed when evaluating the adequacy of our allowances.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

In December 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards: Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments – Disclosure”, and Section 3863, “Financial Instruments – Presentation”. These Sections are effective for fiscal years beginning on or after October 1, 2007. The Company will apply these new standards in the first quarter of 2008. These new standards relate to disclosure only and will not impact the financial results of the Company.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with external capital requirements to which it is subject, and, if it has not complied, the consequences of such non-compliance.

Section 3862 requires entities to provide disclosures that enable users to evaluate: (1) the significance of financial instruments for the Company’s financial position and performance and (2) the nature and extent of risk arising from financial instruments to which the Company is exposed and how it manages those risks. Section 3863 carries forward the presentation requirement of the existing Section 3861, “Financial Instruments – Disclosure and Presentation”.

Inventories

In June 2007, the CICA issued Section 3031 “Inventories” which replaces Section 3030 “Inventories” and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of the cost, including allocation of overheads and other costs to inventories; prohibits the use of the last-in, first-out (“LIFO”) method; requires the reversal of previous write-down when there is a subsequent increase in the value of inventories; and expands the disclosure requirements regarding inventories and cost of sales to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. The Company will apply these new standards in the first quarter of 2009. The Company has not yet determined what the impact of adopting this standard will have on its consolidated financial statements.

International Financial Reporting Standards

In 2005, the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS. The changeover date from current Canadian GAAP to IFRS is January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

Market Risks and Uncertainties

Product Costs

Dorel purchases raw materials, component parts and finished goods. The main commodity items purchased for production include particleboard and plastic resins, as well as corrugated cartons. Key component parts include car seat and futon covers, hardware, buckles and harnesses, and futon frames. These parts are derived from textiles, and a wide assortment of metals, plastics, and wood. The Company’s finished goods purchases are largely derived from steel, aluminum, resins, textiles, rubber, and wood.

Of the significant raw materials purchased by the Company only particle board pricing remained stable with 2006 levels. Resin prices increased by as much as 30% in North America and 10% in Europe, due mainly to the over 50% increase in crude oil prices. Similarly corrugated carton pricing increased as suppliers faced their own costing pressures. The Company’s suppliers of components and finished goods were also faced with significant price increases on steel, resin, rubber, textiles, and foam, ranging anywhere from 10% to 30%. The only exceptions to these increases were costs associated with aluminum and zinc which declined from their very high levels in 2006.

The Company’s suppliers based in China faced additional costs over and above raw material increases with the further strengthening of the Chinese currency (“RMB”) versus the US dollar, rising labor rates and increases in energy prices. In 2007, the RMB rose by roughly 6.5% against the US dollar. Additionally, Chinese suppliers were impacted by Government imposed reductions on tax refunds, amounting to an average of 4% in increased costs within the second half of 2007. While the Company was able to avoid a portion of these costs, continued cost pressures on its suppliers will inevitably be passed on to Dorel.

Dorel is among North America’s top 20 purchasers of ocean freight container transport from the Far East. Container freight costs were higher in 2007 relative to 2006 as supply continued to be tight in both Asia- Transpacific and Asia-Europe lanes. Higher fuel surcharges also impacted inland transportation costs in both North America and Europe.

The higher costs experienced in 2007 are for the most part expected to remain in place throughout most of 2008.  Further increases in these costs could affect earnings negatively going forward.

Concentration of Revenues

For the year ended December 30, 2007, one customer accounted for over 10% of the Company’s revenues, at 33.9% of Dorel’s total. In 2006, there were two major customers that accounted for over 10% of revenues at 36.5% and 10.8% respectively. Dorel does not have long-term contracts with its customers, and as such revenues are dependent upon Dorel’s continuing ability to deliver attractive products at a reasonable price, combined with high levels of service. There can be no assurance that Dorel will be able to sell to such customers on an economically advantageous basis in the future or that such customers will continue to buy from Dorel.

Credit Risk

A substantial portion of Dorel’s revenues are from major retail chains. If certain of these major retailers cease operations, there could be a material adverse effect on the Company’s consolidated results of operations. It should be noted that the Company conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize this risk.

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the U.S. At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products. The Company is insured for product liability by the use of both traditional insurance and self-funded insurance programs, which mitigate its product liability exposure. No assurance can be given that a judgment will not be rendered against it in an amount exceeding the amount of insurance coverage or in respect of a claim for which Dorel is not insured.

Foreign Currency

As a multinational company that uses the U.S. dollar as its reporting currency, Dorel is subject to variations in currency values against the U.S. dollar. The functional currency of Dorel’s European operations is the Euro, with all other significant subsidiaries using the U.S. dollar as their functional currency. As a result, Dorel’s operating units outside of the U.S. assume the majority of the Company’s foreign exchange risk.

Dorel’s Canadian operations benefit from a stronger U.S. dollar as large portions of its revenues are generated in the U.S. and the majority of its costs are in Canadian dollars. This situation is mitigated by Dorel Canada’s juvenile operations that import U.S. dollar denominated goods. Dorel’s European operations are negatively effected by a stronger U.S. dollar as portions of its purchases are in U.S. dollars while its revenues are not. Where advantageous, the Company uses options, futures and forward contracts to hedge against these adverse fluctuations in currency. While the Canadian operations and European operations offset the possible negative impact of changes in the U.S. dollar, a significant change in the value of the U.S. dollar could affect future earnings.

Valuation of Goodwill and other Intangible Assets

As part of annual impairment tests, the value of goodwill and other indefinite life intangible assets are subject to significant assumptions, such as future expected cash flows, comparable market transaction multiples and assumed discount rates. In addition, the value of customer relationship intangible assets recognized includes significant assumptions in reference to customer attrition rates and useful lives. Changes in these assumptions could materially affect these valuations.

Income Taxes

The Company’s current organizational structure has resulted in a comparatively low effective income tax rate. This structure and the resulting tax rate are supported by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. Unanticipated changes to either these current domestic tax laws or rates, or to these tax treaties, could impact the effective income tax rate of the Company.

Product and Brand Development

To support continued revenue growth, the Company must continue to update existing products, design innovative new items, develop strong brands and make significant capital investments. The Company has invested heavily in product development and plans to keep it at the centre of its focus. In addition, the Company must continue to maintain, develop and strengthen our end-user brands. Should the Company invest in or design products that are not accepted in the marketplace, or if its products are not brought to market in a timely manner, and in certain cases, fail to be approved by the appropriate regulatory authorities, this could negatively impact future growth.

Other Information

The designation, number and amount of each class and series of its shares outstanding as of February 29, 2008 are as follows:

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,427,744	$ 1,913	28,969,448	$ 175,358	$ 177,271

Outstanding stock options and Deferred Share Unit items are disclosed in Note 17 to the Consolidated Financial Statements. There were no significant changes to these values in the period between the year end and the date of the preparation of this MD & A.

Managements’ Report on Internal Control over Financial Reporting

Management, including the President and Chief Executive Officer and the Executive Vice-president,  Chief Financial Officer and Secretary, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of December 30, 2007.

Management has concluded that, as of December 30, 2007, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company and its subsidiaries, particularly during the period in which this report was being prepared.

Management is responsible for and has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Forward Looking Information

Certain statements included in this MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The forward looking statements contained in this report reflect the Company’s expectations as at the date of this MD & A and are subject to change after such date. Unless otherwise required by applicable securities laws, the Company expressly disclaims any intention, and assumes no obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.